Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Glacier Bancorp, Inc.
Kalispell, Montana

We consent to the incorporation by reference in the registration statement of Glacier Bancorp, Inc. (the Company) on Form S-8, dated April 10, 2018, of our report dated February 22, 2018, on our audits of the consolidated statements of financial condition as of December 31, 2017 and 2016, and the related consolidated statements of operations, comprehensive income, changes in stockholders’ equity and cash flows for the years ended December 31, 2017, 2016 and 2015, which report is included in the Company’s Annual Report on Form 10-K. We also consent to the incorporation by reference of our report dated February 22, 2018, on our audit of the internal control over financial reporting of the Company as of December 31, 2017, which report is included in the Company’s Annual Report on Form 10-K.

/s/ BKD, LLP

Denver, Colorado
April 10, 2018